Mail Stop 4561

October 27, 2008

VIA USMAIL and FAX (214) 655 - 1610

Mr. Gary S. Bresky
Chief Financial Officer
Behringer Harvard Short-Term Opportunity Fund I, L.P.
15601 Dallas Parkway, Suite 600
Addison, Texas 75001

      Re: **Behringer Harvard Short-Term Opportunity Fund I, L.P.**
                  Form 10-K for the year ended 12/31/2007
                  Filed on 3/31/2008
                  File No. 000-51291

Dear Mr. Gary S. Bresky:

      We have reviewed your response letter dated October 16, 2008 and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 11 – Related Party Arrangements, pages F-18 – F-20

1.   We have read your response to comment two. We note that the registrant's general partners are Robert Behringer and Behringer Advisors II. Robert Behringer owns a controlling interest in Behringer Harvard Holdings LLC ("Holdings" or "the lender") and Holdings indirectly owns all of the outstanding equity interests of Behringer Advisors II, the other GP of the registrant. Given the relationship, it appears accounting for the forgiveness of debt by Holdings as a capital transaction would be appropriate.

                                * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief